GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpu , Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

9 January 2008

[redacted]

08000261

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the change of address of the Registrar of the Company for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

WILLIAM CHUA
Assistant Company Secretary

PROCESSED
JAN 2 2 2008
THOMSON
FINANCIAL

RECEIVED

Encls...

Exemption No. 82-4962

Form Version 2.0

Change of Address

Ownership transfer to GENTING on 08/01/2008 09:14:40 AM
Submitted by GENTING on 08/01/2008 05:10:01 PM
Reference No GG-080108-6D54D

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **GENTING BERHAD**
*	Stock name	: **GENTING**
*	Stock code	: **3182**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

*	Change description	: **Registrar**
	Name of Registrar (if applicable)	: **Genting Management and Consultancy Services Sdn Bhd**
*	Old address	: **23rd Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kual Lumpur**
*	New address	: **24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kual Lumpur**
*	Telephone no	: **03-21782266/23332266**
*	Facsimile no	: **03-21615304**
	E-mail address	:
*	Effective date	: **08/01/2008**
	Remark	:

END